FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2007

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock Exchange on May 2, 2007

Exhibit 1:	May 2	Rinker News Release: Rinker announces major new quarry operation in Las Vegas

Recent Developments

On 10 April 2007, CEMEX Australia Pty Ltd., a wholly-owned subsidiary of CEMEX S.A.B. de C.V., announced an increase in the price offered under its takeover offer from US$13.00 to US$15.85 per Rinker share.  CEMEX also varied other terms of its offer, including removing all defeating conditions other than the 90% minimum acceptance condition that remains in place.  Rinker’s directors have recommended unanimously that, in the absence of a superior proposal, acceptance of the revised offer is in the best interests of Rinker’s shareholders.  Further details regarding CEMEX’s revised offer are contained in Rinker’s First Supplementary Target’s Statement and amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, each of which have been filed with the Australian Stock Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC).

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’sTarget’s Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), which was filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”) on November 28, 2006, and all amendments thereto, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including this Target’s Statement and the other exhibits thereto) are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be available without charge at the SEC’s website at www.sec.gov or at Rinker’s’ website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	May 2, 2007